SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

iBASIS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

450732201

(CUSIP Number)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

 Copy to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue
New York, New York 10019

(212) 474-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	66,421,913
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	66,421,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	66,421,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	93.2%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	KPN B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	66,421,913
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	66,421,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	66,421,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	93.2%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

CUSIP No. 450732201

1	NAMES OF REPORTING PERSONS	Celtic ICS Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)	AF, BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	66,421,913
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	66,421,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	66,421,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	93.2%
14	TYPE OF REPORTING PERSON (See Instructions)	CO

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Koninklijke KPN N.V. (“KPN”), KPN B.V. (formerly KPN Telecom B.V.) (“KPN B.V.”) and Celtic ICS Inc. (“Merger Sub”) with the Securities and Exchange Commission (the “SEC”) on June 29, 2006, as such schedule was amended and restated on October 11, 2007 and amended and supplemented on July 13, 2009, October 5, 2009 and November 23, 2009 (the “Existing Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of iBasis, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803.

Items 2, 4, 5 and 6 of the Existing Schedule 13D are hereby amended as follows below.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended, in pertinent part, by the following:

As further described in Item 4 of this Schedule 13D, on December 21, 2009, Merger Sub will merge with and into the Issuer in accordance with the short-form merger provisions of Delaware Law.  As such, the separate corporate existence of Merger Sub will cease, and Merger Sub will no longer be a member of this reporting person group.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended, in pertinent part, by the following:

The Offer expired at 12:00 midnight, New York City time, on December 18, 2009. According to Computershare Trust Company, N.A., the depositary for the Offer, a total of 26,300,839 shares of Common Stock were validly tendered and not validly withdrawn, representing, together with the shares already owned by KPN B.V., approximately 93.2% of the shares outstanding immediately prior to the expiration of the Offer.  The 26,300,839 tendered shares also represent approximately 83.1% of the shares outstanding immediately prior to the expiration of the Offer, excluding shares owned by KPN B.V., KPN or their respective affiliates (including Merger Sub) or the directors or officers of KPN, KPN B.V., any of their respective affiliates (including Merger Sub) or the Issuer.

On December 21, 2009, Merger Sub will merge with and into the Issuer in accordance with the short-form merger provisions of Delaware Law without prior notice to, or any action by, any other stockholders of the Issuer.  In the merger, each share outstanding immediately prior to the effective time of the merger will be converted into the right to receive the same $3.00 in cash per share, without interest, that was paid in the Offer, except for (i) shares held by the Issuer as treasury stock or by the Merger Sub and (ii) shares owned by Issuer stockholders who properly demand appraisal in accordance with Delaware Law.  Upon consummation of the merger, (i) the Issuer will become an indirect wholly-owned subsidiary of KPN and a direct, wholly-owned subsidiary of KPN B.V., (ii) the Common Stock will cease to be traded on the NASDAQ Stock Market after Monday, December 21, 2009 and (iii) all of the Common Stock will be canceled and new shares of common stock will be issued to KPN B.V.  Also in connection with the merger, the size and composition of the Issuer’s board of directors and management will be revised, and the charter and bylaws of the Issuer will be amended and restated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Merger Sub is the beneficial owner of 66,421,913 shares of Common Stock, or approximately 93.2% of the Common Stock outstanding.  KPN B.V., as the owner of 100% of the capital stock of Merger Sub, and KPN, as the owner of 100% of the capital stock of KPN B.V., may each be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Merger Sub.  To the knowledge of KPN, KPN B.V. and Merger Sub, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) Merger Sub, KPN B.V. and KPN have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the shares of Common Stock described herein.

(c) Other than as described in Item 4 of this Schedule 13D, none of KPN, KPN B.V., Merger Sub or any executive officer or director named on Schedule A attached hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended, in pertinent part, by the following:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify, as of December 21, 2009, that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.,

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

KPN B.V.,

By:	KONINKLIJKE KPN N.V.,
its sole director

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Corporate Legal Officer & Attorney-in-Fact

CELTIC ICS INC.,

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

The Joint Filing Agreement dated July 13, 2009 by and among KPN, KPN B.V. and Merger Sub and the Power of Attorney executed by A.J. Scheepbouwer, a duly authorized officer of KPN, authorizing each of Eric Hageman, Michel Hoekstra and Daniel Braat to sign and file this Amendment, which were filed as Exhibits A and B to Amendment No. 2 to Schedule 13D filed by KPN, KPN B.V.and Merger Sub with the SEC on July 13, 2009, are hereby incorporated by reference.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

The name, position, business address and present principal occupation or employment (and the name, principal business and address of any corporation or other organization (other than Koninklijke KPN N.V., the principal business and address of which are described in Item 2 of the Schedule 13D to which this Schedule A is attached) in which such employment is conducted) of each of the executive officers and directors of Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. are set forth below.  Each person identified is a Dutch citizen, with the exception of M. Bischoff, who is a citizen of Germany, D.I. Jager, who is a citizen of the United States, and S.P. Miller, who is a citizen of South Africa.

Koninklijke KPN N.V.

Name	Position	Present Principal Occupation	Business Address
A.H.J. Risseeuw	Chairman of Supervisory Board	Retired from Getronics	Maanplein 55 2516 CK, The Hague The Netherlands
M. Bischoff	Member of Supervisory Board	Retired from DaimlerChrysler	Maanplein 55 2516 CK, The Hague The Netherlands
C.M. Colijn-Hooijmans	Member of Supervisory Board	Member of Management Board of TNO, a research organization	Schoemakerstraat 97 2600 JA Delft The Netherlands
D.I. Jager	Member of Supervisory Board	Retired from Procter & Gamble Company	Maanplein 55 2516 CK, The Hague The Netherlands
Ir M.E. van Lier Lels	Member of Supervisory Board	Former Chief Operating Officer of Schiphol Group	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.M. Streppel	Member of Supervisory Board	Member of Management Board and Chief Financial Officer of Aegon N.V., a life insurance, pension and investment company	Aegon N.V. P.O. Box 202 2501 CE The Hague The Netherlands
R.J. Routs	Member of Supervisory Board	Retired from Royal Dutch Shell Plc	Maanplein 55 2516 CK, The Hague The Netherlands
D.J. Haank	Member of Supervisory Board	Chief Executive Officer of Springer Science +Business Media, a scientific and medical journal publisher	Heidelbergerplatz 3 14197 Berlin Germany

Name	Position	Present Principal Occupation	Business Address
A.J. Scheepbouwer	Chief Executive Officer and Chairman of Management Board	Chief Executive Officer and Chairman of Management Board of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
E. Blok	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment	Member of Management Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
S.P. Miller	Member of Management Board and Managing Director Mobile International	Member of Management Board and Managing Director Mobile International of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
J.B.P. Coopmans	Member of Management Board and Managing Director Consumer Segment	Member of Management Board and Managing Director Consumer Segment of KPN	Maanplein 55 2516 CK, The Hague The Netherlands

KPN B.V.

Name	Position	Present Principal Occupation	Business Address
Koninklijke KPN N.V.*	Director	N.A.	N.A.
* The sole director of KPN B.V. is Koninklijke KPN N.V.  The executive officers and directors of Koninklijke KPN N.V. are set forth above.

Celtic ICS Inc.

Name	Position	Present Principal Occupation	Business Address
Eric Hageman	Director, President	Executive Vice President Finance of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Michel Hoekstra	Secretary	Legal Officer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands
Marielle Vogt	Treasurer	Co-Treasurer of KPN	Maanplein 55 2516 CK, The Hague The Netherlands